UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

The Registrant held its annual meeting of shareholders (the “Annual General Meeting”) at 9:00 p.m. China time (9:00 a.m. Eastern Time) on March 24, 2023, at Angsana Hangzhou Hotel, No. 21 Zijingang Road, Xihu District, Hanghzou 310030, People’s Republic of China. Holders of 3,817,793 ordinary shares of the Registrant were present in person or by proxy at the annual meeting, representing approximately 40% of the total 9,569,700 outstanding ordinary shares and therefore constituting a quorum, present in person or by proxy at the Annual General Meeting and entitled to vote at the Annual General Meeting as of the record date of February 8, 2023. The final voting results for each matter submitted to a vote of shareholders at the Annual General Meeting are as follows:

1. Share Capital Amendment Proposal

The shareholders approved as a special resolution the proposal to alter the share capital of the Company by:

(i)	The conversion of each issued paid up Ordinary Share with a par value of $0.04 each into stock (the “Stock”);

(ii)	the alteration of the authorized issued share capital of the Company from (i) US$32,000,000 divided into 800,000,000 Ordinary Shares with a par value of US$0.04 each; to (ii) 700,000,000 Class A Ordinary Shares with a par value of $0.04 each and 100,000,000 Class B Ordinary Shares with a par value of US$0.04 each, in each case having the rights and subject to the restrictions set out in the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company to be adopted pursuant to resolution 2 below; and

(iii)	The reconversion of the Stock into:

(a)	1,200,000 Class B Ordinary Shares to be issued as fully paid in the name of Vast Ocean Inc. (“Vast Ocean”);

(b)	one Class A Ordinary Share to be issued as fully paid in the name of each member, excluding the members issued Class B Ordinary Shares pursuant to the foregoing paragraph (a), for each Ordinary Share which was registered in the name of a member (excluding the members issued Class B Ordinary Shares pursuant to the foregoing paragraph (a)) prior to the application of this resolution (collectively, the “Share Capital Amendment Proposal”). No broker non-votes are counted.

For	Against	Abstain
3,710,598	93,876	13,319

2. Articles Amendment Proposal

The shareholders approved as a special resolution that the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company attached hereto as Exhibit 99.1 (the “Amended M&A”) in substitution for the existing Fourth Amended and Restated Memorandum of Association and Articles of Association of the Company (the “Articles Amendment Proposal”). No broker non-votes are counted.

For	Against	Abstain
3,716,047	69,487	32,259

3. Equity Incentive Plan Proposal

The shareholders approved the proposal to establish the 2023 Equity Incentive Plan, with an aggregate of One Million Four Hundred and Thirty Thousand (1,430,000) Class A Ordinary Shares to be available for awards. No broker non-votes are counted.

For	Against	Abstain
3,717,478	89,019	11,296

4. Election of Directors Proposal

The following individuals were elected as directors to serve on the Board of Directors until their successors are elected or appointed, but any officer may be removed at any time by the Company in general meeting or by the Board of Directors. No broker non-votes are counted.

Director’s Name	For	Against	Abstain
Wei Zhang	3,740,476	53,514	23,803
Louis Luo	3,740,476	53,514	23,803
Ahmad Khalfan Ahmad Saeed Almansoori	3,740,476	53,514	23,803
Hung-Jen Kuo	3,740,476	53,514	23,803
Honglei Jiang	3,740,476	53,514	23,803
Ahmed Essa Mohammad Saleh	3,740,476	53,514	23,803
Muhammad Irfan	3,740,476	53,514	23,803

5. Ratification of the Appointment of Auditors Proposal

The shareholders approved the proposal to ratify the appointment of Audit Alliance LLP as the Registrant’s independent registered accountant for the fiscal year ending June 30, 2023. No broker non-votes are counted.

For	Against	Abstain
3,779,069	14,972	36,093

7. Filing Proposal

The shareholders approved the proposal to make all required filings with the Registrar of Companies in relation to the above resolutions and the Company’s Transfer Agent to make all relevant updates to the Company’s register of members. No broker non-votes are counted.

For	Against	Abstain
3,722,815	64,170	30,808

EXHIBIT INDEX

Exhibit No.	Description
99.1	Fifth Amended and Restated Memorandum and Articles of Association, adopted by special resolution of shareholders dated March 24, 2023 and filed with the Cayman Islands Registrar of Companies on March 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 3, 2023

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer

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